FOR IMMEDIATE RELEASE

August 20, 2003

Accrue Software, Inc. Files Chapter 11 Bankruptcy Petition to Facilitate Sale

FREMONT, Calif.--(BUSINESS WIRE)—August 20, 2003--Accrue Software, Inc. ("Accrue")(ACRU.PK) today announced that on August 15, 2003, it filed a voluntary petition in the U.S. Bankruptcy Court for the Northern District of California in Oakland, California, seeking relief under Chapter 11 of the U.S. Bankruptcy Code.

In addition, Accrue announced it has signed a definitive agreement with a newly formed Delaware corporation formed by institutional investors ("NewCo"), for the sale to NewCo of substantially all of Accrue's assets subject to court approval, as required under Section 363 of the Bankruptcy Code. Accrue anticipates filing a motion with the Bankruptcy Court for approval of the sale to NewCo in the next few days, and is seeking to have the sale approved not later than September 15, 2003. Accrue also expects to file a motion with the Bankruptcy Court to establish bidding procedures to allow parties in addition to NewCo to submit offers for its assets. Accrue will continue to manage its business operations as a "debtor-in-possession" subject to the provisions and requirements of the Bankruptcy Code and Bankruptcy Court. Accrue's advisors estimate that the bidding period will last until approximately September 11, 2003, during which time any competing qualified offers for Accrue's assets will be reviewed by Accrue and submitted to the Bankruptcy Court. If no qualified offers are received prior to the expiration of the bidding period, upon approval by the Bankruptcy Court and satisfaction of the conditions in the asset purchase agreement between Accrue and NewCo, NewCo will purchase substantially all of Accrue's assets and assume Accrue's customer obligations. Following the sale of its assets, Accrue anticipates converting its case to a case under Chapter 7 of the Bankruptcy Code.

In connection with these events, Accrue's Chief Executive Officer P.K. Karnik stated, "We are excited that we've signed a definitive agreement with a venture backed purchaser. Accrue remains committed to customer support and service and believes that filing Chapter 11 is an important step to maintain the viability of the Accrue software product line."

In order to facilitate the proposed sale of its assets, Accrue obtained additional funding from NewCo pursuant to a Senior Secured Promissory Note, in connection with which certain secured creditors of Accrue agreed to subordinate their debt to the new funding. Accrue expects to use the resources from the sale of the Note to fund ongoing operations and pay expenses related to the bankruptcy filing. Additionally, Accrue has received a commitment from NewCo for an additional deptor-in-possession ("DIP") credit facility. The DIP financing will be used to supplement Accrue's cash flow through the consummation of its asset sale.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Such statements include Accrue's expectations as to future prices and contingent obligations. Accrue's bankruptcy filing and the measures it has taken to decrease cash requirements will adversely affect its business. Among other factors that could cause actual results to differ materially from the forward looking statements are the following: the need for bankruptcy court approvals (including the approval of the proposed sale of Accrue's assets), access to cash collateral, the adequacy of and compliance with the DIP financing, stability of customer demand and supplier support, the many uncertainties involved in operating a business in a Chapter 11 bankruptcy environment and the costs of winding down or selling subsidiaries. As a result, there can be no assurance that Accrue will be able to complete the proposed transaction, or another transaction on acceptable terms, or that any such transaction would provide Accrue with sufficient proceeds to repay creditors and make distributions to stockholders. In fact, given the expected sale price of the assets to NewCo and Accrue's current and anticipated debt obligations, Accrue does not expect to have sufficient funds available to fully pay all creditors or make distributions to its stockholders following the asset sale. Accrue is currently not in compliance with the filing requirements of the U.S. Securities and Exchange Commission (the "SEC") and the risks and uncertainties above include potential adverse consequences relating to Accrue's noncompliance with the SEC's filing requirements and its ability to become compliant with such requirements in the future. Accrue expects to file with the SEC copies of the monthly report required by the Bankruptcy Court. Further information about potential factors that could affect Accrue's financial results is included in its Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K/A, which have been filed with the Securities and Exchange Commission.

Contacts:

Media: Gary Sanders, Chief Financial Officer (510) 580-4500

Investor Relations: Gary Sanders, Chief Financial Officer (510) 580-4500